

Mail Stop 3030

September 14, 2009

VIA U.S. MAIL

Mr. David Bruce Hong
Chief Executive Officer and Chief Financial Officer
Biofield Corp.
1615 Walnut Street, 3rd Floor
Philadelphia, PA 19102

> **RE: Biofield Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2009**
> **and June 30, 2009**
> **File No. 000-27848**

Dear Mr. Hong:

We have reviewed your filings and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise you filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K as of December 31, 2008

Cover Page

1.   Please tell us why the cover page of your Form 10-K has not been completed.

Item 9A. Changes in Internal Control over Financial Reporting, page 24

2.   We note your discussion on page 24 that during the preparation of your financial
        statements as of and for the year ended December 31, 2008, the Company
        concluded that the then current system of disclosure controls and procedures
        needed improvement, partly due to the transition to new management, facilities,
        and auditors. In addition, we reference the discussion on page 15 of your Form
        10-Q for the quarterly period ended June 30, 2009 of the limitations in financial
        and management resources and that you took steps to address your understaffed
        Finance and Accounting team to correct the material weakness. Please tell us the
        reason that the material weakness is not discussed in Item 9A. In addition, tell us
        when the material weakness was indentified and remediated. Please also tell us
        the impact that the material weakness had on your conclusions for disclosure
        controls and procedures and internal controls over financial reporting in your
        Form 10-K for the fiscal year ended December 31, 2008 and for disclosure
        controls and procedures in your Form 10-Qs for fiscal 2009. Refer to the
        requirements of Rule 1.02 of Regulation S-X and PCAOB Auditing Standard
        No.5.

Financial Statements
Consolidated Statement of Stockholders' Deficit, page F-5
Note 12 – Stockholders' Equity, page F-21

3.   We note the discussion on page 21 that you issued 19.2 million shares of common
        stock valued at $8.7 million in fiscal 2008 to directors and officers for consulting
        services. Please tell us and disclose the following in future filings:
        • The date that these shares were issued and to whom they were issued;
        • The reason for each issuance and the specific service performed;
        • How the shares were valued and the basis for this valuation; and
        • The accounting treatment for these stock issuances.

Exhibits 31.1 and 32.1

4.   We note that your certifications refer to the registrant as a small business issuer.
        Please note that Regulation S-B no longer exists and the required certifications
        must be in the exact form prescribed as set forth in Item 601(b)(31) of Regulation
        S-K; the wording of the required certifications may not be changed in any respect.
        Accordingly, please revise in future filings to refer to the Company as the
        registrant as required by Exchange Act Rule 13a-14(a).

Quarterly Report on Form 10-Q as of March 31, 2009
Quarterly Report on Form 10-Q as of June 30, 2009
Exhibits 31.1 and 32.1

5.   We note that you omitted a portion of the introductory language in paragraph 4 of
        Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item
        601(b)(31)(i) of Regulation S-K, both of which refer to internal control over
        financial reporting. Please file amendments to the Form 10-Q for the first and
        second quarter of fiscal 2009 to include certifications that include the required
        paragraphs. You may file abbreviated amendments to these documents that
        include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and
        5 of the certification.

                                    * * * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions about these comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief